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CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the inclusion in this annual report on Form 40-F of (i) our report dated November 23, 2004, with respect to the consolidated balance sheet of Bank of Montreal as at October 31, 2004 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended; and (ii) our Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences, dated November 23, 2004.

Chartered Accountants

Toronto, Canada
November 23, 2004